

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2020

Michael J. Roper
Chief Executive Officer
Muscle Maker, Inc.
308 East Renfro Street, Suite 101
Burleson, Texas 76028

Re: Muscle Maker, Inc.
Form S-1
Exhibit Nos. 10.11 and 10.12
Filed December 9, 2019
File No. 333-235283

Dear Mr. Roper:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance